

June 19, 2017

Via E-mail
Graham P. Shuttleworth
Finance Director and Chief Financial Officer
Randgold Resources Ltd.
3rd Floor Unity Chambers, 28 Halkett Street
St. Helier, Jersey JE2 4WJ, Channel Islands

> **Re: Randgold Resources Ltd.**
> **Form 20-F for Year Ended December 31, 2016**
> **Filed March 28, 2017**
> **File No. 000-49888**

Dear Mr. Shuttleworth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 3. Key Information
A. Selected Financial Data
Non-GAAP Information, page 7

1. You present consolidated non-IFRS measures that appear to reflect joint ventures using the proportionate consolidation method, rather than the equity method of accounting used in your IFRS financial statements. Under the equity method of accounting, you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item. Accordingly, these consolidated non-IFRS measures do not appear to be consistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise these consolidated non-IFRS measures accordingly.

D. Risk Factors, page 9

2. We note the disclosure under the heading, "The SEC has issued proposed rules which would overhaul the disclosure regime for mining companies required to file periodic reports in the United States." In future discussions of the Commission's proposed rules,

please clarify that the proposed rules are subject to public comment and, if adopted, can differ from those proposed.

Item 4. Information on the Company
B. Business Overview
Mining Operations, page 29

3. Please disclose the business reasons for the changes between periods in the IFRS 8 operating results (revenue, expenses and net profit /loss) of each of your segments discussed in Note 16 of your financial statements, as well as the amounts shown in the Corporate and Exploration column. In circumstances where there is more than one business reason for a change between periods, please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(a)(3) of Regulation S-K.

4. Your disclosure for each segment and/or individual mine contains non-IFRS financial measures that have been referenced back to your non-GAAP information section beginning on page 8. It appears that the disclosure beginning on page 8 provides a reconciliation of the non-IFRS measure to the most comparable IFRS measure on a consolidated basis and not by individual mine. Please revise your disclosure to provide a reconciliation of the non-IFRS measure to the most comparable IFRS measure for each individual mine. Please refer to Item 10(e) of Regulation S-K.

5. Please disclose for each segment and/or individual mine, the measures that are presented using the proportionate consolidation method for a joint venture. Please also disclose, if true, that the joint venture is accounted for using the equity method of accounting under IFRS and you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item. Similarly revise your disclosures in Note 16 of your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at (202) 551-3398 or me (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining